UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RECEPTOS, INC.

(Name of Subject Company)

RECEPTOS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

756207106

(CUSIP Number of Class of Securities)

Faheem Hasnain

President and Chief Executive Officer

Receptos, Inc.

3033 Science Park Road, Suite 300

San Diego, California 92121

(858) 652-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

R. Scott Shean

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Receptos, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Strix Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $232.00 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on July 28, 2015. The Offer to Purchase and Form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	by replacing the fifth sentence of the first paragraph under the subsection heading entitled “Regulatory Approvals” on page 41 of the Schedule 14D-9 as follows:

“The required waiting period with respect to the Offer expired at 11:59 p.m., New York City time, on August 10, 2015 without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

•	by amending and restating the subsection “Certain Litigation” on page 42 of the Schedule 14D-9 as follows:

Certain Litigation.

On July 20, 2015, a putative class action, Scott v. Receptos, Inc., related to the Merger Agreement was commenced by the filing of a complaint in the Court of Chancery for the State of Delaware, Case No. 11316, against the Company, members of the Company Board, Parent and Purchaser. Four other complaints, Cacioppo v. Hasnain and Rosenberg v. Receptos, Inc., (Case Nos. 11324 and 11325) filed on July 23, Kadin v. Receptos, Inc., filed on July 27 (Case No. 11337), and Rockaway v. Hasnain, filed on July 28, 2015 (Case No. 11346), raise similar putative class claims in the Court of Chancery for the State of Delaware against some or all of the Company, members of the Company Board, Parent and Purchaser. On August 3, 2015, putative class counsel in Kadin v. Receptos, Inc., filed a Verified Amended Class Action Complaint which, among other things, challenges the Schedule 14D-9 disclosures as inadequate. The Delaware complaints were ordered consolidated under the caption Scott v. Receptos, Inc. on August 4, 2015. Another putative class action, Chapman Family Trust v. Receptos, Inc., was filed on July 30, 2015, in Superior Court of the State of California, County of San Diego, (Case No. 37-2015-00025537-CU-SL-CTL) against the Company, members of the Company Board, Parent and Purchaser. The amended consolidated complaint and the Chapman Family Trust complaint generally allege breaches of fiduciary duty by the members of the Company Board in connection with the Merger Agreement. Further, these complaints allege that Parent and Purchaser aided and abetted the purported breaches of fiduciary duty. The plaintiffs generally seek equitable and injunctive relief, including an order enjoining the defendants from completing the proposed merger transaction, rescission of any consummated transaction, unspecified damages and attorneys’ fees. The Company believes these lawsuits are wholly without merit, and intends to vigorously defend against them.

Additional lawsuits may be filed against the Company, Parent, Purchaser and/or any of their respective directors in connection with the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Receptos, Inc.

By:	/s/ Faheem Hasnain
Name: Faheem Hasnain
Title: President and Chief Executive Officer

Dated: August 11, 2015

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